UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013

Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION

(Translation of registrant’s name into English)

Republic of Peru

(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero

Surco, Lima

Peru

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Lima, May 16, 2013

SUPERINTENDENCIA DEL MERCADO DE VALORES
MATERIAL EVENT

Dear Sirs:

In accordance with CONASEV Resolution for Material Events, Reserved Information and Other Communications, N° 107-2002-EF/94.10 and the Resolution of the Capital Markets Law N° 079-1997-EF/94.10 N, Cementos Pacasmayo S.A.A. (the “Company”) notifies the following:

The Company’s Board of Directors, in its session held May 15, 2013, agreed unanimously the following changes in the Board Committees:

–	Appoint Mr. Rolando Arellano Cueva as a member of the Audit Committee replacing Mr. Raimundo Morales Dasso.
–	Appoint Mr. Raimundo Morales Dasso as member of the Antitrust Best Practices Committee

As a result, the Board of Directors’ committees would be composed as follows:

Executive Committee
Eduardo Hochschild Beeck, (President)
Roberto Dañino Zapata
Raimundo Morales Dasso
Humberto Nadal del Carpio

Audit Committee
Hilda Ochoa Brillembourg  (President)
Gianfranco Castagnola Zúñiga
Rolando Arellano Cueva

Antitrust Best Practices Committee
Rolando Arellano Cueva  (President)
Raimundo Morales Dasso
Humberto Nadal del Carpio

Sincerely,

CEMENTOS PACASMAYO S.A.A.

By	/s/ Carlos Molinelli Mateo
Representative

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By:	/s/ Carlos Jose Molinelli Mateo
Name:	Carlos Jose Molinelli Mateo
Title:	Stock Market Representative

Dated:  May 16, 2013